FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).

Enclosures:

1.  Annual Information Update
2.  Holding(s) in Company
3.  Holding(s) in Company
4.  Holding(s) in Company
5.  Result of AGM
6.  Holding(s) in Company

Enclosure No. 1

Acambis Annual Information Update for the last 12 months



Acambis plc (the Company) announces that, in accordance with the requirements of Prospectus Rule 5.2 issued by the Financial Services Authority, and following publication of the Annual Report on 24 May 2006, the following information has been published or made available to the public during the 12 months ended 31 May 2006, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.


For the purpose of this update, only references to the information are provided. Full copies of each item can be found at the locations specified below. The information referred to in this Annual Information Update was correct at the time it was published but may now be out-of-date.


1. Announcements made via a Regulatory Information Service


All documents listed below were published via a Regulatory Information Service on the dates indicated.


Date of publication: Title


30 May 2006: Schedule 10 Notification of Major Interests in Shares

19 May 2006: Acambis announces forthcoming retirement of Chief Scientific
Officer

19 May 2006: Acambis and Baxter file oppositions to European MVA patent

11 May 2006: Schedule 10 Notification of Major Interests in Shares

09 May 2006: Results for the first quarter ended 31 March 2006

08 May 2006: Schedule 10 Notification of Major Interests in Shares

08 May 2006: Schedule 10 Notification of Major Interests in Shares

05 May 2006: Schedule 10 Notification of Major Interests in Shares

04 May 2006: Schedule 10 Notification of Major Interests in Shares

28 April 2006: Notice of Results

20 April 2006: Schedule 10 Notification of Major Interests in Shares

19 April 2006: Acambis completes enrolment of Phase 3 JE vaccine trials ahead of schedule

18 April 2006: Acambis completes submission of US licence application for ACAM2000 smallpox vaccine

12 April 2006: Board Change

04 April 2006: Schedule 10 Notification of Major Interests in Shares

28 March 2006: Directors' interest in shares

27 March 2006: Increase in Directors' shareholding

09 March 2006: Preliminary results - Acambis drives pipeline forward during year of investment

28 February 2006: Acambis to announce preliminary results for 2005 on 9 March
2006

15 February 2006: Acambis announces results from Phase 1 trial to C. difficile vaccine

07 February 2006: Acambis appoints Peter Fellner as Non-executive Director

18 January 2006: Acambis submits US licence application for ACAM2000 smallpox vaccine

18 January 2006: Schedule 10 Notification of Major Interests in Shares

09 January 2006: Blocklisting six monthly return

20 December 2005: Acambis becomes first company to enter Phase II testing of vaccine against West Nile virus

02 December 2005: Acambis completes delivery of 500,000 doses of MVA3000 smallpox vaccine to US Government

28 November 2005: Acambis starts Phase I trial of C. difficile vaccine in elderly subjects

15 November 2005: Acambis achieves major milestone in JE vaccine development with start of Phase III pivotal clinical testing

15 November 2005: Acambis announces third quarter results and hosts R&D Day

08 November 2005: Acambis joins forces with Bharat Biotech to address unmet need for JE vaccine in India

01 November 2005: Acambis to announce third quarter results and host R&D Day on 15 November 2005

20 October 2005: Schedule 10 Notification of Major Interests in Shares - Replace

20 October 2005: Schedule 10 Notification of Major Interests in Shares

14 October 2005: Directors' interest in shares

04 October 2005: Acambis submits proposal to supply a stockpile of MVA smallpox vaccine to the US Government

27 September 2005: Schedule 10 Notification of Major Interests in Shares

19 September 2005: Acambis helps Cangene win C-VIG supply contract from UK Department of Health

14 September 2005: Directors' interest in shares

13 September 2005: Schedule 10 Notification of Major Interests in Shares

06 September 2005: Q2 results - Acambis invests in progressing and expanding R&D pipeline

01 September 2005: Schedule 10 Notification of Major Interests in Shares

26 August 2005: Schedule 10 Notification of Major Interests in Shares

26 August 2005: Schedule 10 Notification of Major Interests in Shares

23 August 2005: Acambis announces results of ChimeriVax-JE bridging study; on track to commence Phase III trials in 2005

22 August 2005: Statement re MVA

16 August 2005: Acambis welcomes start of US Government process for purchasing a stockpile of MVA smallpox vaccine

08 August 2005: Schedule 10 Notification of Major Interests in Shares

04 August 2005: Acambis to announce second quarter results on 6 September 2005

04 August 2005: Acambis enters flu vaccine arena with launch of flu vaccine development programme

26 July 2005: Acambis commences Phase I trial of C. difficile vaccine

14 July 2005: Acambis announces start of MVA3000 Phase II trial

13 July 2005: Schedule 10 Notification of Major Interests in Shares

08 July 2005: Blocklisting six monthly return

08 July 2005: Comment re press speculation

13 June 2005: Schedule 10 Notification of Major Interests in Shares


Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange (http:// www.londonstockexchange.com/en-gb/pricesnews/marketnews/) and any related documents are available at the UK Listing Authority's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK.


2. Documents filed at Companies House


The Company has submitted filings to Companies House in relation to the appointment and resignation of directors, the allotment of shares, the adoption of new articles of association and prints of special resolutions passed at the Company's Annual General Meeting on 10 May 2005.


Electronic copies of these documents can be purchased from Companies House via its website at www.companies-house.gov.uk, and hard copies can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ, UK.


3. Documents filed with the Securities and Exchange Commission


The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the NASDAQ Stock Exchange. Full details can be viewed at http://www.sec.gov/edgar/searchedgar/ companysearch.html. From this page, enter the Company's mnemonic, ACAM.


The Company's Annual Report for the year ended 31 December 2005 (published on 25 May 2006) can be found on the Company's website, as can the quarterly results announcements, published on 6 September 2005 (second quarter results), 15 November 2005 (third quarter results), 9 March 2006 (preliminary full-year results) and 9 May 2006 (first quarter results). The Company's website is www.acambis.com.


Copies of all documents referred to above are also available for inspection at the Company's registered office (Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT, UK) during normal business hours or by request from the Company Secretary.


Further information regarding the Company and its activities is available at www.acambis.com.


Enquiries:


Elizabeth Brown, Company Secretary

Lyndsay Wright, VP, Communications and Investor Relations

Tel: +44 (0) 1223 275 300

Enclosure No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

AMVESCAP PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited                     24,460,730 shares
HSBC Nominees Limited                           148,400 shares
Chase Nominees Limited                          499,980 shares
Bank of New York                                122,899 shares
Bank of New York (Singapore)                     38,910 shares
JP Morgan Chase                                 113,429 shares
Northern Trust Nominees Limited                 640,672 shares
Bank of Ireland (Dublin) Nominees Limited       354,380 shares
Mellon Bank (Pittsburg) Nominees Limited        365,000 shares
Japan Trustee Services Bank                       4,034 shares
State Street London                           4,920,000 shares
Trust and Custody Services JP                     6,631 shares


5. Number of shares / amount of stock acquired

590,000 shares


6. Percentage of issued class

0.55%


7. Number of shares / amount of stock disposed

N/a


8. Percentage of issued class

N/a


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

13 June 2006


11. Date company informed

14 June 2006


12. Total holding following this notification

31,675,065 shares


13. Total percentage holding of issued class following this notification

29.50%


14. Any additional information

The above holding includes the notifiable interest of INVESCO Perpetual UK ICVC Series (UKICVC), holding 21,472,981 shares (20.00%)


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

15 June 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Phylon Fund Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entity holding these shares is:
Goldman Sachs Security Nominees Limited


5. Number of shares / amount of stock acquired

250,000 shares


6. Percentage of issued class

0.23%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

15 June 2006


11. Date company informed

16 June 2006


12. Total holding following this notification

4,400,000 shares


13. Total percentage holding of issued class following this notification

4.10%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary


Date of notification

19 June 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Legal & General Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd - various accounts


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

Not disclosed


11. Date company informed

16 June 2006


12. Total holding following this notification

6,497,200 shares


13. Total percentage holding of issued class following this notification

6.05%


14. Any additional information

N/a


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

19 June 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

Result of Annual General Meeting


Cambridge, UK - 23 June 2006 - At the Annual General Meeting of Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM), held today, all resolutions were passed.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000



                                     -ends-


Enquiries:
Acambis plc
Elizabeth Brown, Company Secretary                     Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations

Enclosure No. 6

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 27 June 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 26 June 2006, Acambis received notification that, as of the close of business on 21 June 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 6,568,426 ordinary shares of 10p each, representing a 6.12% holding of Acambis' issued share capital.


Of these 6,568,426 shares:


a) the interest in 522,095 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, acting as custodian of 1,850 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


c) the interest in 6,043,031 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.



                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 30 June 2006                      ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.